Exhibit 99.1
Item 5 of Form F-3 filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934
INTRODUCTION
CIBC produces quarterly and annual reports, which are submitted to the SEC under Form 6-K and Form 40-F, respectively. These reports are prepared in accordance with Canadian generally accepted accounting principles (GAAP). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. This additional disclosure is contained within this document, which should be read in conjunction with CIBC’s Second Quarter 2009 Report, First Quarter 2009 Report, and 2008 Annual Accountability Report; these documents were submitted to the SEC on May 28, 2009, February 26, 2009 and December 4, 2008, respectively. This reconciliation information with respect to the financial statements in CIBC’s Second Quarter 2009 Report is in accordance with Item 18 of SEC Form 20-F.
     When we use the term “CIBC,” “we,” “our,” and “us,” we mean Canadian Imperial Bank of Commerce and its consolidated subsidiaries.

RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
CIBC’s interim consolidated financial statements are prepared in accordance with Canadian GAAP. Set out below are the more significant differences which would result if United States (U.S.) GAAP were applied in the preparation of the April 30, 2009 interim consolidated financial statements.
     For a full discussion of the relevant accounting differences between Canadian and U.S. GAAP, see Note 29 of the 2008 Annual Accountability Report. This note updates that disclosure for the six-month period ended April 30, 2009.
CONDENSED CONSOLIDATED BALANCE SHEET

$ millions, as at	April 30, 2009			October 31, 2008
	Canadian			Canadian
	GAAP	Adjustments	U.S. GAAP	GAAP	Adjustments	U.S. GAAP(1)

ASSETS
Cash and non-interest bearing deposits with banks	$2,068	$—	$2,068	$1,558	$—	$1,558
Interest-bearing deposits with banks	6,233	(732)	5,501	7,401	(516)	6,885
Securities
Trading	13,477	216	13,693	37,244	21,476	58,720
Available-for-sale (AFS)	36,446	(1,384)	35,062	13,302	(1,303)	11,999
Designated at fair value (FVO)	29,352	—	29,352	21,861	(21,861)	—
Held-to-maturity (HTM)	6,947	(547)	6,400	6,764	(629)	6,135
Securities borrowed or purchased under resale agreements	32,674	(225)	32,449	35,596	(306)	35,290
Loans	153,512	(2,131)	151,381	171,475	(2,122)	169,353
Other
Derivative instruments	34,048	—	34,048 (2)	28,644	—	28,644
Customers’ liability under acceptances	9,450	—	9,450	8,848	—	8,848
Land, buildings and equipment	1,653	(12)	1,641	1,623	(12)	1,611
Goodwill	2,099	—	2,099	2,100	—	2,100
Software and other intangible assets	695	—	695	812	—	812
Other assets	18,709	355	19,064	16,702	918	17,620

	$347,363	$(4,460)	$342,903	$353,930	$(4,355)	$349,575

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$221,912	$(5,199)	$216,713	$232,952	$(5,369)	$227,583
Other
Derivative instruments	38,094	(244)	37,850 (2)	32,742	(42)	32,700
Acceptances	9,529	—	9,529	8,848	—	8,848
Obligations related to securities sold short	7,368	241	7,609	6,924	14	6,938
Obligations related to securities lent or sold under repurchase agreements	34,689	—	34,689	38,023	—	38,023
Other liabilities	14,567	1,870	16,437	13,167	2,136	15,303
Subordinated indebtedness	6,612	—	6,612	6,658	—	6,658
Preferred share liabilities	600	(600)	—	600	(600)	—
Non-controlling interests	175	—	175	185	—	185
Shareholders’ equity
Preferred shares	3,156	600	3,756	2,631	600	3,231
Common shares	6,090	(170)	5,920	6,062	(215)	5,847
Treasury shares	1	—	1	1	—	1
Contributed surplus	104	—	104	96	—	96
Retained earnings	4,826	(271)	4,555	5,483	(203)	5,280
Accumulated other comprehensive income (loss) — net of taxes
Foreign currency translation adjustments	(347)	(207)	(554)	(357)	(211)	(568)
Net unrealized gains (losses) on AFS securities	(28)	(1)	(29)	(102)	3	(99)
Net gains (losses) on cash flow hedges	15	(4)	11	17	—	17
Unrecognized pension and post retirement obligations	—	(475)	(475)	—	(468)	(468)

	$347,363	$(4,460)	$342,903	$353,930	$(4,355)	$349,575

(1)	Prior period balances have been restated to conform to the current year presentation.

(2)	The positive and negative fair values of the derivative contracts are stated before the effect of master netting agreements of $22,281 million as at April 30, 2009. The amount of cash collateral receivable and payable on the contracts subject to master netting agreements were $9,551 million and $2,306 million, respectively. If we had adopted the offsetting provisions of FASB Staff Position FIN 39-1, Amendment of FASB Interpretation 39, the net derivative fair value assets and liabilities would be $14,073 million and $25,120 million, respectively.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	2009	2008
$ millions, except share and per share amounts, for the six months ended	April 30	April 30

Net income (loss) as reported	$96	$(2,567)

Net interest income
Reclassification of certain trading financial assets	$78	$—
Joint ventures	(24)	(32)
Preferred share liabilities	16	16
Non-interest income
Fair value measurements	(3)	—
Leveraged loans held for sale	(89)	(104)
Joint ventures	(47)	(43)
Trading revenue	12	(48)
Capital repatriation	49	65
Derivative instruments and hedging activities	(73)	(124)
Revenue on financial instruments designated at fair value and related economic hedges	—	47
Equity accounting	7	13
Valuation adjustments	—	(9)
Insurance reserves and deferred acquisition costs	(5)	(6)
Non-interest expenses
Joint ventures	53	55
Employee future benefits	(4)	9
Stock-based compensation	(5)	(64)
Net change in income taxes due to the above noted items	(12)	63

	$(47)	$(162)

Net income (loss) based on U.S. GAAP	$49	$(2,729)
Preferred share dividends and premiums	(91)	(76)

Net (loss) applicable to common shareholders	$(42)	$(2,805)

Weighted-average basic shares outstanding (thousands)	381,410	359,512
Add: stock options potentially exercisable (1)	466	1,927

Weighted-average diluted shares outstanding (thousands)	381,876	361,439

Loss per share
– Basic	$(0.11)	$(7.80)
– Diluted	$(0.11)	$(7.80)

(1)	For the portion of the awards for which the holder has the option to exercise in cash or shares, it is assumed that 70% of the awards will be exercised for shares.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	2009	2008
$ millions, for the six months ended	April 30	April 30

Net income (loss) based on U.S. GAAP	$49	$(2,729)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	$14	$234
Net change in AFS securities	70	105
Net change in cash flow hedges	(6)	(72)
Change in unrecognized pension and post retirement obligations	(7)	(12)

Total other comprehensive income (loss)	$71	$255

Comprehensive income (loss)	$120	$(2,474)

ADDITIONAL NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
Accounting for uncertainty in income taxes
Effective November 1, 2007, we adopted for U.S. GAAP purposes, Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (FIN-48). FIN-48 clarifies the accounting for income taxes by prescribing a “more likely than not” recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN-48 also provides guidance on measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.
     The adoption of FIN-48 had no impact on our consolidated financial statements and our opening retained earnings as at November 1, 2007.
     The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the six months ended April 30, 2009:

$ millions

Unrecognized tax benefits
Balance at beginning of year	$460
Increases based on tax positions related to the current period	17
Decreases related to settlements with taxing authorities	(7)

Balance as at April 30, 2009	$470

     The entire amount of the remaining unrecognized tax benefits of $470 million, if recognized, would affect the effective tax rate. Of the remaining unrecognized tax benefits, $214 million relates to the Enron-related litigation settlement payments. We have entered into negotiations with the Canada Revenue Agency (CRA) and are attempting to resolve this matter. However, it is likely that we will commence litigation proceedings within the next 12 months. CRA has until at least March 2010 to confirm our tax filing position or otherwise reassess CIBC. We do not expect any other significant changes in the total amount of unrecognized benefits to occur within the next 12 months.
     CIBC operates in Canada, the United States, the United Kingdom and other tax jurisdictions. The earliest tax years subject to investigation (for federal purposes) are as follows:

Jurisdiction
Canada	2004
United States	2006
United Kingdom	2006
     We account for interest arrears and penalties in income tax expense, except where the interest is deductible for income tax purposes, in which case it is recognized as interest expense. The total amount of interest and penalties recognized in the consolidated balance sheet as at April 30, 2009 was $164 million. For the six months ended April 30, 2009, interest and penalties of $15 million were accrued and payments of $14 million were made. The accrued balance of interest and penalties as at April 30, 2009 relates primarily to U.S. leverage leases transactions.
Credit derivatives, standby and performance letters of credit and securities lending with indemnification
On September 12, 2008, the FASB issued FASB Staff Position (FSP) FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161. We adopted the FSP effective November 1, 2008, which required additional disclosures with respect to credit derivatives and certain guarantees but had no impact on our consolidated balance sheet or consolidated statement of operations.
Credit derivatives
Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another.
CIBC is both a purchaser and seller of credit derivatives. In the past, our credit derivative trading activities, primarily in the Structured Credit business within our Wholesale Banking business, were driven by client activities. Within our Structured Credit business, we were also involved in acting as a structuring and placement agent for CIBC structured CDO vehicles and third party structured vehicles. Effective the second quarter of 2008, given the uncertain market conditions and to focus on our core businesses in Wholesale Banking, we curtailed activity in our structured credit run-off portfolio and established a focused team with the mandate to manage and reduce residual exposures. As a result of these activities we have reduced our credit derivative exposures in the portfolio by approximately $10 billion dollars during the period.
     We continue to use credit derivative instruments for Asset Liability Management (ALM) purposes to manage credit risks.
     All derivatives held for trading purposes are stated at fair value at the balance sheet date. Realized and unrealized trading gains and losses are included in “Trading revenue” in the consolidated statement of operations. Derivatives with positive fair value are reported as assets, while derivatives with negative fair value are reported as liabilities, in both cases as “Derivative instruments” in the consolidated balance sheet.
     Following is a summary of the credit derivatives and credit related instruments we have:
•	Credit default swaps (CDS)
In CDS, the purchaser acquires credit protection on a reference asset or group of assets from a protection seller in exchange for a premium. The purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash-based or physical, requiring the delivery of the reference asset to the protection seller.
     Within our structured credit run-off portfolio, we hold purchased and sold protection on both single-name and index-reference obligations. These reference obligations include corporate debt, collateralized debt obligations (CDO) of residential mortgages, commercial mortgages, trust preferred securities and collateralized loan obligations (CLO). For both single-name and index CDS contracts, upon the occurrence of a credit event, under the terms of a CDS contract neither party to the CDS contract has recourse to the reference obligation. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference obligation at the time of settling the credit derivative contract.
•	Total return swaps (TRS)
In TRS, one counterparty agrees to pay or receive from the other any cash flow relating to interest or fees on a reference asset or group of assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.
     In our structured credit run-off portfolio, we have TRS on single-name reference obligations that are primarily collateralized loan obligations. There is a regular payment calendar for the transfer of net returns. Where the reference asset is a security with a risk of default, the TRS agreement normally sets forth various payments and valuation steps required upon default. The TRS agreement may simply terminate and the parties exchange cash payments according to the value of the defaulted assets. There may be an exchange of cash with physical delivery of the defaulted assets. The Total Return Payer may substitute another security for the defaulted one and continue the TRS arrangement. Collateral treatment is typically “full recourse”, meaning the Total Return Receiver must post additional collateral if the asset value drops, or may withdraw collateral if the asset value increases.
     The following table presents a summary of the notional and fair value amounts of credit derivatives that we sold and the purchased credit derivatives with identical underlyings, as at April 30, 2009:

			Protection purchased with
	Protection sold		identical underlyings
	Maximum		Maximum	Fair	Net
	payout/	Fair	payout	value	protection
$ millions, as at April 30, 2009	notional	value	Notional	(net of CVA)	sold

Credit derivatives
Credit default swaps	$26,535	$(6,370)	$24,883	$2,683	$1,652
Total return swaps	3,906	(260)	3,812	285	94

Total	$30,441	$(6,630)	$28,695	$2,968	$1,746

     We have also transacted with Cerberus Capital Management LP (Cerberus) to obtain downside protection on our U.S. residential mortgage market (USRMM) CDO exposures which include protection sold through written credit derivatives. The underlying CDO exposures had a fair value of $416 million as at April 30, 2009.
     The following table summarizes the maturity and ratings profile of credit protection sold as at April 30, 2009. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the external rating of the assets underlying the tranches referenced by the contracts. A tranche is a portion of a security offered as part of the same transaction where the underlying may be an asset, pool of assets, index or another tranche. The value of the tranche depends on the value of the assets, subordination (i.e., the attachment point) and deal specific structures such as tests/triggers.

	Notional amount				Fair
$ millions, as at April 30, 2009	< 1 year	1 to 5 years	> 5 years	Total	value

Risk rating of underlying assets
Investment grade	$32	$6,600	$5,204	$11,836	$(1,230)
Non-investment grade	947	1,941	12,751	15,639	(4,752)
Not rated	—	847	2,119	2,966	(648)

Total	$979	$9,388	$20,074	$30,441	$(6,630)

Standby and performance letters of credit
The following table summarizes the maximum possible future payout on standby and performance letters of credit, based on notional amounts, by the ratings profiles of our customers as of April 30, 2009. The ratings scale is representative of the payment or performance risk to CIBC under the guarantee and is based on our internal risk ratings, which generally correspond to ratings defined by Standard & Poor’s and Moody’s.

Maximum possible future
payout on standby and
$ millions, as at April 30, 2009	performance letters of credit

Risk rating of customers
Investment grade	$3,639
Non-investment grade	1,938
Not rated	302

Total	$5,879

Securities lending with indemnification
As part of our custodial business, indemnifications may be provided to security lending clients to ensure that the fair value of securities lent will be returned in the event that the borrower fails to return the indemnified securities and collateral held is insufficient to cover the fair value of those securities. The terms of these indemnifications varies, as the securities loaned are recallable on demand. The collateral held mostly includes cash or securities that are issued or guaranteed by the Canadian government, U.S. government or the other Organization for Economic Corporation and Development (OECD) countries.
Securitizations and Variable Interest Entities (VIEs)
On December 11, 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities, which amends Statement of Financial Accounting Standards (SFAS) 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The FSP requires public entities to provide additional disclosures related to their continuing involvement with transferred financial assets and the related risks retained as well as any contractual or non-contractual support provided and any future financial support to special purpose entities. The FSP also amends FASB Interpretation (FIN) No. 46 revised December 2003, Consolidation of Variable Interest Entities, to require public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosures about their involvement with VIEs. There is no impact on our consolidated balance sheet and consolidated statement of operations.
Securitization of our own assets
Securitization of our own assets provides us with an additional source of liquidity. It may also reduce our risk exposure and provide regulatory capital relief. We have determined that all of our securitizations are accounted for as sales because we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. Upon sale of these assets, a net gain or loss is recognized in “Income from securitized assets”. Retained interest is recorded as AFS in the consolidated balance sheet.
Residential mortgages
We securitize insured fixed and variable-rate residential mortgages through the creation of mortgage-backed securities (MBS) under Canada Mortgage Bond (CMB) Program and the more recent Government of Canada NHA MBS Auction process. Substantially all of the MBS are sold through the CMB Program, sponsored by Canada Mortgage and Housing Corporation (CMHC), to a trust that issues securities to investors. We act as counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We determined that we are not the primary beneficiary of the trust and therefore do not consolidate the trust. We maintain the client account relationships and continue to service the securitized mortgages. As at April 30, 2009, we had $1,043 million in interest-only strips relating to the securitized assets. Credit losses are not expected as the mortgages are insured.
     We also securitize Canadian insured prime mortgages and uninsured Near Prime/Alt A mortgages to a QSPE and retain the responsibility for servicing the mortgages. We provide first loss protection to the QSPE as we have a retained interest in the excess spread that is subordinate to the funding obligations applicable to the investors of the asset backed securities. The carrying value of the retained interest was $81 million as at April 30, 2009. As at April 30, 2009, we held $34 million of the R1 mid notes issued by the QSPE and provided a liquidity facility of $761 million to the QSPE. We are also the counterparty to interest rate swap agreements where we pay the QSPE the interest due to investors and receive a rate of interest derived off the coupon of the underlying mortgages.

Commercial mortgages
We have also securitized certain commercial mortgages through a trust, which is a QSPE that issues securities. Other than continuing to service these mortgages, we have no continuing involvement. There were no commercial mortgages securitizations in the six month period ended April 30, 2009.
Cards
Credit card receivables are securitized through a QSPE, which is a trust established to purchase co-ownership interests in the receivables with the proceeds received from the securities issued by the trust. Our credit card securitizations are revolving securitizations, with new credit card receivables sold to the trust each period in order to replenish receivable amounts as credit card clients repay their balances. We are one of several underwriters that distribute the securities issued by the trust. We continue to maintain the credit card client account relationships and provide servicing for the receivables that are sold to the trust. We retain some risk of loss with respect to the receivables held by the trust to the extent of our retained interest in the excess spread and the subordinated notes of the trust. Our interest in the excess spread from the trust is subordinate to the trust’s obligation to the holders of its asset-backed securities. Subordinated notes absorb losses before the senior notes. As at April 30, 2009, our retained interest in the excess spread and the subordinated notes were $18 million and $245 million respectively. We also held $106 million (carrying value : $95 million) of investment grade commercial paper issued by the QSPE.
The following table summarizes the classification of assets recorded on our consolidated balance sheet relating to securitization of our own assets, and the total assets of the QSPEs involved in the securitization:

		Residential and
		commercial
$ millions, as at April 30, 2009	Cards	mortgages	Total

Total assets of QSPEs	$3,345	$1,353	$4,698

On balance sheet assets
Securities
Trading	$6	$15	$21
AFS	263	1,158	1,421
HTM	95	—	95

Total	$364	$1,173	$1,537

The following table summarizes the loan principal, impaired and other past due loans, and net write-offs for loans securitized:

	Total	Impaired
	principal	and
	amount of	other past		Net
$ millions, as at and for the six month period ended April 30, 2009	loans	due loans (1)		write-offs (2)

Type of loan
Residential mortgages	$29,336	$225	(3)	$1
Credit card	3,345	47		91
Business and government (4)	597	—		—

Total loans securitized	$33,278	$272		$92

(1)	Other past due loans are loans with repayment of principal and payment of interest overdue for 90 days

(2)	Represents write-offs in the current period net of recoveries on previously written-off loans

(3)	Includes insured amount of $204 million

(4)	Represents commercial mortgages

Securitization of third-party assets
CIBC-sponsored multi-seller conduits
We sponsor several multi-seller conduits in Canada that purchase pools of financial assets from our clients, and finance the purchases by issuing commercial paper to investors. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of overcollateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers. We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management and operations services. The liquidity facilities for our sponsored ABCP programs offered to external investors require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non defaulted assets. We are subject to maintaining certain short-term and/or long-term debt ratings with respect to the liquidity facilities provided to our own sponsored ABCP programs. If we are downgraded below the specified level, and we fail to make alternative arrangements that meet the requirements of the rating agencies that rate the ABCP issued by conduits, we could be required to provide funding into an escrow account in respect of our liquidity commitments. We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit. All fees earned in respect of these activities are on a market basis.
CIBC structured CDO vehicles
We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles. We lent to, or invested in the debt or equity tranches of, these vehicles, and acted as counterparty to derivative contracts. In some transactions structured on behalf of clients, we first purchased the assets at their request with the original intention to sell them into the CDO vehicles.
Third-party structured CDO, CLO, and other asset-backed vehicles
Similar to our structured CDO activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading which earned us a spread on matching positions.

	CIBC	CIBC	Third party
	sponsored	structured	structured
$ millions, as at April 30, 2009	conduits	CDO vehicles	vehicles	Total

On balance sheet assets(1)
Trading Securities	$3	$1	$416	$420
AFS securities	5	15	165	185
FVO	—	263	312	575
HTM	—	423	5,640	6,063
Loans	70	23	393	486
Other assets	—	—	—	—

Total	$78	$725	$6,926	$7,729

On balance sheet liabilities
Derivatives(2)	$—	$415	$5,401	$5,816

Total	$—	$415	$5,401	$5,816

Maximum Exposure to Loss(3)
Maximum exposure to loss before hedge positions				$29,203
Less: Notional of protection purchased from third parties relating to written credit derivatives				$(14,500)
Less: Fair value of hedges relating to securities and loans				$(6,926)

Maximum exposure to loss net of hedges				$7,777

(1)	Excludes securities issued by entities established by Canada Mortgage and Housing Corporation (CMHC), Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Sallie Mae.

(2)	Comprises credit derivatives (written options and total return swaps) under which we assume exposures. It excludes fair value of hedged derivatives.

(3)	The maximum exposure comprises the fair value for investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for written credit derivatives on VIE reference assets less hedged positions.

Compensation trusts
We are considered the primary beneficiary of certain compensation trusts with assets of approximately $215 million, as represented by 4 million CIBC common shares. However, the consolidation of these trusts did not have a significant impact as both the assets (CIBC common shares) and the liabilities (the obligation to deliver CIBC common shares to the participants) of the trusts offset each other in the treasury shares section of the consolidated balance sheet.
Fair Value Measurements
SFAS 157, Fair Value Measurements and related pronouncements, became effective for us on November 1, 2008 except for certain non-financial assets and non-financial liabilities which will be effective on November 1, 2009. SFAS 157 provides a single definition of fair value, with a framework for measuring it and requires additional disclosure about the use of fair value to measure assets and liabilities.
     SFAS 157 establishes a three-level fair value hierarchy for disclosure of fair value measurements based on the transparency of the inputs to the valuation of the asset or liability as of the measurement date as below:
•	Level 1 — Fair value is based on quoted prices (unadjusted) for identical instruments traded in active markets.

•	Level 2 — Fair value is based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active; and model-based techniques in which all significant inputs are observable or can be corroborated by observable market data of substantially the full term of the instrument.

•	Level 3 — Fair value is based on model-based techniques that use one or more significant inputs or model assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the instrument.
     The hierarchy requires the use of observable market data when available and the classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.
     The following table presents the financial assets and liabilities measured at fair values on a recurring basis as at April 30, 2009 categorized by the fair value hierarchy set out in SFAS 157:

	Level 1	Level 2	Level 3
		Valuation technique	Valuation technique
		— market observable	— non-market
$ millions, as at April 30, 2009	Quoted market price	inputs	observable inputs

Assets
Trading securities	$10,437	$2,252	$1,004
AFS securities	30,043	3,678	1,341
FVO Financial instruments	1,746	27,629	200
Derivative instruments	848	29,421	3,779

	$43,074	$62,980	$6,324

Liabilities
Obligations related to securities sold short	$6,536	$1,073	$—
FVO Financial instruments	—	11,429	334
Derivative instruments	845	29,061	7,944

	$7,381	$41,563	$8,278

The table below presents the changes in fair value of Level 3 assets and liabilities for the six month period ended April 30, 2009, measured at fair value on a recurring basis based on significant unobservable inputs. We often hedge positions with offsetting positions that are classified in a different level. For example, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the hedging instruments that have been classified in the Level 1 and 2 categories.

		Net realized/unrealized
		gains/(losses) included in		Transfer in	Purchases,		Unrealized
	Opening	Net income/		and/or out	issuances and	Closing	gains/(losses)
$ millions, as at April 30, 2009	Balance	(losses) (1)	OCI	of Level 3	settlements	Balance	still held

Financial assets
Trading Securities	$1,118	$(255)	$—	$(60)	$201	$1,004	$(290)
AFS Securities	867	503	37	331	(397)	1,341	617
FVO Financial Instruments	257	(43)	—	—	(14)	200	(50)

	$2,242	$205	$37	$271	$(210)	$2,545	$277

Financial liabilities
FVO Financial Instruments	$(733)	$338	$—	$—	$61	$(334)	$347
Derivative instruments (net) (2)	(3,669)	(1,014)	—	(284)	802	(4,165)	(1,120)

	$(4,402)	$(676)	$—	$(284)	$863	$(4,499)	$(773)

(1)	Includes foreign currency gains or losses.

(2)	Level 3 net derivatives as at April 30, 2009 included derivatives assets of $3,779 million and derivative liabilities of $7,944 million.

     Equity securities that do not have quoted market prices and are carried at cost are written down to fair value through income whenever it is necessary to recognize other-than-temporary impairment. Fair value is determined using Level 3 inputs. Leveraged loans held for sale are measured at lower of cost or market and the market values are determined using Level 3 inputs. During the six months ended April 30, 2009, we recognized $68 million of impairment loss relating to equity securities that were carried at cost and recognized an adjustment of $89 million relating to leveraged loans held for sale in order to reflect the equity securities and the loans at their fair values under U.S. GAAP.
Changes in significant accounting policies affecting Canadian and U.S. GAAP differences
Fair value measurement
Prior to the adoption of SFAS 157, we had applied the relevant provisions in Emerging Issues Task Force (EITF) Issue No. 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities to our derivative portfolio. EITF No. 02-3 prohibited the recognition of trading gains or losses at the inception of a derivative contract unless the fair value of the derivative contract was determined based on a quoted market price or other valuation technique that incorporated observable market data. Under U.S. GAAP, prior to the adoption of SFAS 157, we had therefore recognized deferred profit relating to derivatives measured based on unobservable inputs into earnings over the life of the instruments or when unobservable significant input became observable.
     SFAS 157 defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. It requires an entity to maximize the use of observable inputs and requires consideration of our own credit risk when measuring the fair value of liabilities. It eliminates large position discounts for financial instruments quoted in an active market and eliminates the deferral of unrealized gains or losses at inception on certain derivative instruments whose fair value is measured using unobservable inputs.
     With the adoption of SFAS 157, we recorded an after-tax cumulative-effect adjustment of $4 million net of taxes as an increase to the U.S. GAAP opening retained earnings as of November 1, 2008 relating to the unamortized deferred profit recognized under U.S. GAAP under EITF 02-3.
Fair value option for financial assets and liabilities
On February 15, 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Liabilities. SFAS 159 provides an entity the option to report selected financial assets and liabilities at fair value. SFAS 159 became effective for us on November 1, 2008. The adoption of SFAS 159 resulted in a cumulative-effect adjustment to opening U.S. GAAP retained earnings, which was a decrease of $9 million net of taxes relating to the difference between amortized cost and fair value as at November 1, 2008 of certain deposits, which were carried at amortized cost under U.S. GAAP prior to the adoption of SFAS 159.
Offsetting of amounts related to certain contracts
On April 30, 2007, the FASB issued FSP FIN 39-1, Amendment of FASB Interpretation No. 39, which permits an entity to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. The FSP must be applied consistently and became effective for CIBC on November 1, 2008. We elected not to apply the offsetting provisions.
     The positive and negative fair values of the derivative contracts are stated before the effect of master netting agreements of $22,281 million as at April 30, 2009. The amount of cash collateral receivable and payable on the contracts subject to master netting agreements were $9,551 million and $2,306 million respectively.
Income tax benefits of dividends on share-based payment awards
EITF 06-11, Accounting for Income Tax Benefits of Dividends on Share-based Payment Awards (EITF 06-11), applies to the accounting for realized tax benefits on dividend payments related to certain share-based payment arrangements which can be treated as a deductible compensation expense for income tax purposes. Under EITF 06-11, a realized tax benefit on dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified non-vested shares, non-vested share units or outstanding share options should be recognized as an increase in additional paid-in capital (APIC) as those tax benefits are considered excess tax benefits under SFAS 123-R. Furthermore, when an entity’s estimate of forfeitures increases or actual forfeitures exceed the prior estimates, the amount of the tax benefit previously recognized in APIC should be reclassified into the income statement; however, the amount reclassified is limited to the entity’s pool of excess tax benefits on the reclassification date. EITF 06-11 became effective for us on November 1, 2008, and it did not impact our consolidated financial statements.

Accounting for defined benefit pension and other post-retirement plans
In September 2006, the FASB issued SFAS 158, Employers’ Accounting for Defined Benefit Pension Plan and Other Post-retirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132 (R). The requirement of this statement to recognize the funded status of a defined benefit post-retirement plan was previously applied prospectively as at October 31, 2007. The requirement to measure the plan assets and benefit obligations as of the year-end balance sheet became effective for us on November 1, 2008 and resulted in a decrease to opening U.S. GAAP retained earnings of $6 million net of taxes. Effective November 1, 2008, we changed our measurement date for accrued benefit obligations and the fair value of plan assets related to our employee defined benefit plans from September 30 to October 31.
     The net periodic benefit expense expected to be reclassified to income from other comprehensive income for the remaining six month period in fiscal 2009 is not significant.
Future accounting changes
We are currently evaluating the impact of adopting the standards listed below:
Business combinations
In December 2007, the FASB issued SFAS 141 (revised 2007), Business Combinations (SFAS 141(R)), which replaces SFAS 141, Business Combinations. SFAS 141(R), which will be effective for us on November 1, 2009, improves the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial reports about a business combination and its effects. SFAS 141(R) retains the fundamental requirement in SFAS 141; being the requirement to use the acquisition method of accounting for all business combinations and the identification of an acquirer for each business combination.
     Significant changes in SFAS 141(R) are as follows:
•	more assets acquired and liabilities assumed to be measured at fair value as of the acquisition date;

•	liabilities related to contingent consideration to be remeasured at fair value at the acquisition date and each subsequent reporting period;

•	an acquirer expense acquisition-related and restructuring costs; and

•	non-controlling interest in subsidiaries are initially measured at fair value and classified as a separate component of equity.
Accounting for non-controlling interests
In December 2007 the FASB issued SFAS 160 Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51. Effective November 1, 2009, this standard will require the following retroactive changes in presentation:
•	non-controlling interests will be separately presented in equity, rather than in the mezzanine section of the balance sheet; and

•	consolidated net income will no longer be adjusted for the non-controlling interests, although the amount of consolidated net income attributable to the parent and to non-controlling interests must be clearly identified and presented on the statement of operations and the consolidated net income will be required to be adjusted by the portion attributable to the non-controlling interests for the purposes of calculating earnings per share.
     In addition, effective November 1, 2009 this standard will require the following prospective changes in measurement:
•	a loss of control of an entity that results in a deconsolidation will require a remeasurement of the fair value of the retained ownership interest in the entity with the offset recognized in the statement of operations; and

•	a change in the ownership interest in an entity that is controlled both before and after the change will be treated as an equity transaction.
Derivatives and hedging activities
In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS 133, which is effective for us on May 1, 2009. SFAS 161 enhances disclosures for derivative instruments and hedging activities and their effects on an entity’s financial position, financial performance and cash flows. Under SFAS 161, an entity is required to disclose the objectives for using derivative instruments in terms of underlying risk and accounting designation; the fair values, gains and losses on derivatives; as well as credit-risk-related contingent features in derivative agreements.

Additional guidance and disclosures on fair value measurements and other-than-temporary impairment of securities
On April 9, 2009, the FASB issued three FSPs in order to provide additional application guidance and to enhance disclosures regarding fair value measurements and other-than-temporary impairment of securities. The FSPs, which became effective for us on May 1, 2009, are summarized below.
•	FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, provides additional factors to consider when measuring the fair value of an asset or liability when there has been significant decrease in the level of market activity for the instrument and quoted prices are associated with transactions that are considered to be not orderly. It also expands the disclosure requirements for the fair value of financial instruments.

•	FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-than-Temporary Impairments, amends the impairment assessment guidance and recognition principles of other-than temporary impairment for debt securities and enhances the presentation and disclosure requirements for debt as well as equity securities.

•	FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, increases the frequency of fair value disclosures from annual to quarterly basis.
Accounting for Transfers of Financial Assets and Repurchase Financing Transactions
In February, 2008, the FASB issued FSP FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions, which will be effective for us on November 1, 2009. The FSP requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction under SFAS 140, unless certain criteria are met.
     In June, 2009, the FASB also issued SFAS 166, Accounting for Transfers of Financial Assets an amendment of FASB Statement No. 140, which is effective for us on November 1, 2010. On and after the effective date, the concept of a qualifying special purpose entity (QSPE) is no longer relevant for accounting purposes. Therefore, former QSPEs (as defined under previous accounting standards) would be evaluated for consolidation on and after the effective date in accordance with the applicable consolidation guidance. Furthermore, the disclosure provisions of SFAS 166 will be applied to transfers that occurred both before and after the effective date.
     In June 2009, the FASB also issued SFAS 167, Amendments to FASB Interpretation 46(R), which is effective for us on November 1, 2010. It amends FIN 46(R) to require an enterprise to perform an analysis to determine whether the enterprise’s VIEs give it a controlling financial interest in a VIE. This analysis identifies the primary beneficiary of a VIE as the enterprise that has both of the following characteristics: (a) The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (b) The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance. In contrast to FIN 46(R), SFAS 167 requires ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE. It also amends the events that trigger a reassessment of whether an entity is a VIE and requires enhanced disclosures with more transparent information about an enterprise’s involvement in a VIE. Furthermore, it eliminates the quantitative approach required by FIN 46(R) for determining the primary beneficiary of a VIE.
FASB Codification
In June, 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162 (The FASB Codification). The FASB Codification replaces SFAS 162, The Hierarchy of Generally Accepted Accounting Principles. It identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States. The FASB codification is effective for us on May 1, 2009.